EXHIBIT 99.1

B Communication’s Third Quarter Earnings Release Scheduled for November 2, 2010

Ramat Gan, Israel, October 27, 2010 – B Communications (Nasdaq: BCOM) today announced that it will release its third quarter results on Tuesday, November 2nd 2010.

On the following day, the management of B Communications invites its investors and other interested parties to participate in the conference call of its parent company, Internet Gold-Golden Lines Ltd. (NASDAQ: IGLD), to be held on November 3rd , 2010, at 09:00 am EDT. During the call, the CEO and CFO of both, Internet Gold and B Communications, Messrs. Eli Holtzman, and Mr. Doron Turgeman, will be available to answer questions regarding both, Internet Gold and B Communications.

To participate, please call one of the following access numbers several minutes before the call begins: 1-888-668-9141 from within the U.S. or 1866-485-2399 from within Canada, 0-800-917-5108 from within the U.K., or +972-3-918-0609 from other international locations.

The call will also be broadcast live through the company’s Website, www.bcommunications.co.il, and will be available for replay during the next 30 days.

About B Communications Ltd.

B Communications Ltd. (NASDAQ Global Market and TASE: BCOM) is a holding company with a single asset: the controlling interest (approximately 30.37%) in Bezeq (www.bezeq.co.il), Israel’s incumbent telecommunications provider. Bezeq is the leading player in the majority of Israel’s telecommunications markets, including its fixed-line and mobile voice and data, broadband, international long distance, multichannel pay TV and other sectors. B Communications is a subsidiary of Internet Gold (approximately 76.62%-owned) (NASDAQ Global Market and TASE: IGLD) and is part of the Eurocom Group. For more information, please visit the following Internet sites:

www.eurocom.co.il

 http://igld.com

www.bcommunications.co.il/

www.ir.bezeq.co.il/

For further information, please contact:

Idit Azulay – IR director

i.azulay@igld.com / Tel: +972-3-924-0000

Investor relations contacts:

Mor Dagan – Investor Relations

mor@km-ir.co.il / Tel: +972-3-516-7620